Saia-Burgess Electronics Holding AG
Bahnhofstrasse 18 I CH-3280 Murten I Schweiz
P +41 (0)26 672 71 11 I F +41 (0)26 670 10 38 I www.saia-burgess.com

saia-burgess
Smart solutions for comfort and safety

03 MAY -7 AM 7:21

Office of International Corporate Finance
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
USA

SUPPL

Murten, 29.04.2003
Preben Sundenaes I preben.sundenaes@saia-burgess.com
P +41 (0) 26 672 75 27 I F +41 (0) 26 670 10 38


03022074

Rule 12g3-2(b) File No. 82-4810

Dear Sirs,

The enclosed press release is being furnished to the Securities and Exchange Commission (the "SEC") on behalf of Saia-Burgess Electronics Holding AG (the "Company") pursuant to the exemption from the Securities Exchange Act of 1934 (the "Act") afforded by Rule 12g3-2(b) thereunder.

This information is being furnished under paragraph (1) of Rule 12g3-2(b) with the understanding that such information and documents will not be deemed to be "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Act and that neither this letter nor the furnishing of such information and documents shall constitute an admission for any purpose that the Company is subject to the Act.

Very truly yours,



Preben Sundenaes
Group Finance Director

PROCESSED
JUN 11 2003
THOMSON FINANCIAL

Saia-Burgess Electronics Holding AG
Bahnhofstrasse 8 | CH 3280 Murten | Switzerland
T +41 (0)26 672 71 11 | F +41 (0)26 670 10 38 | www.saia-burgess.com

saia-burgess
Smart solutions for comfort and safety

Press Release

Saia-Burgess reports further growth in the 1st quarter 2003

Sales increased – full year guidance confirmed

The Saia-Burgess Group increased sales in the first quarter 2003 by 1.4 percent compared with the same period in the previous year to CHF 119.5 million (Q1 2002: CHF 117.8 million). After currency adjustments sales grew by 6.6 percent to CHF 125.6 million.

Although currency fluctuations, particularly in the USD and the GBP, had a markedly greater negative impact than on average in the previous year, the Saia-Burgess Group succeeded in growing sales by 1.4 percent, or 6.6 percent following currency adjustments. The main contributor to this result was the Automotive Division, the activities of which are focused mainly on Europe so that the result was not hit as badly by the currency effect. The Industry Division, which generates almost half of its sales in North America and Great Britain, posted a slight fall in sales, although after currency adjustments it reported a good increase in sales. The market situation in North America appears to have stabilised, producing a modest growth in sales as against the fourth quarter 2002. Sales by the Controls Division were at the same level as in the previous year.

The currency situation has not only impacted sales but also the earnings figures. Non-cash currency translation loss of CHF 0.8 million had a negative effect on the EBITA (earnings before interest, tax and amortisation) which reached CHF 9.5 million (CHF 10.7 million). In addition, one-off restructuring costs due to product transfers of CHF 0.4 million also incurred during the 1st quarter 2003.
The EBITA margin is therefore 7.9 percent (9.1 percent).

The fall in the EBIT (earnings before interest and tax) to CHF 8.1 million (CHF 9.5 million) and in the net profit to CHF 5.1 million (CHF 5.8 million) in the first quarter is also currency-related. Excluding the negative effects of currency fluctuations, the development of the operational business was generally in line with that of the previous year.

For the current year, Saia-Burgess is keeping to its published guidance that, providing there are no fundamental changes to the markets in which Saia-Burgess operates, it expects sales figures to be slightly ahead of those for the previous year.

Murten, April 22, 2003

Further information

Contact person for shareholders, media and analysts:
Valeria Poretti-Rezzonico, Head of Corporate Communications
v.poretti@saia-burgess.com
Saia-Burgess Electronics Holding AG, Bahnhofstrasse 18, 3280 Murten
Telefon +41 26 672 72 04, Fax +42 26 670 10 38
www.saia-burgess.com

Saia-Burgess Group

Saia-Burgess whose headquarters are in Murten, Switzerland has its own production locations in Europe, North America and Asia. The Group focuses on strong growth segments in the automotive and industrial areas, and on building automation. The product emphasis is on the development and production of switches, sensors, motors, solenoids, electronic controllers and subsystems. In the 2002 financial year, Saia-Burgess, which is quoted on the SWX, achieved sales of CHF 468.9 million.

Agenda

08.05.03	Annual General Meeting in Murten
05.08.03	Interim Report, 2003
21.10.03	Sales announcement, 3rd quarter 2003